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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9C

                                 (RULE 14d-101)
                     SOLICITATION / RECOMMENDATION STATEMENT
                         UNDER SECTION 14 (D) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             MEDIA ARTS GROUP, INC.
                            (Name of Subject Company)

                             MEDIA ARTS GROUP, INC.
                        (Name of Person Filing Statement)

                       COMMON STOCK, PAR VALUE $0.01 SHARE
                         (Title of Class of Securities)

                                  58439 C 10 2
                      (Cusip Number of Class of Securities)

                                Craig A. Fleming
                             Media Arts Group, Inc.
                               521 Charcot Avenue
                           San Jose, California 95131
                                 (408) 922-1533
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                 With a copy to:

                               Michael J. Kennedy
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                                   One Market
                         Spear Street Tower, Suite 3300
                         San Francisco, California 94105
                                 (415) 947-2000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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On February 14, 2001, Media Arts Group, Inc issued a press release containing the following text:

NEWS RELEASE

For:       MEDIA ARTS GROUP, INC.
           521 Charcot Avenue
           San Jose, California 95131
           Contact:  Craig A. Fleming
                     408-922-1533

Release Date: 14 February 2001

MEDIA ARTS GROUP NOTIFIES THOMAS KINKADE THAT PROPOSED BUY-OUT PRICE IS
INADEQUATE

San Jose, CA: (February 14, 2001) -- Media Arts Group, Inc. (NYSE: MDA) today announced it has responded to Thomas Kinkade's proposal to acquire all outstanding shares of Media Arts not already owned by him or his affiliates for $6.25 per share, by a letter in which the Special Committee of Independent Directors stated that the $6.25 proposal is inadequate. The Special Committee further stated that it would consider any firm offer from Mr. Kinkade or another third party that is adequate.

Stockholders of Media Arts Group, Inc. are strongly advised to read Media Art Group's solicitation/recommendation statement, if and when it becomes available, regarding the offer referred to in this press release, because it will contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed by Media Arts Group, Inc. with the Securities and Exchange Commission if the offeror commences the offer referred to in this press release, at the SEC's web site at http://www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, by directing requests to Media Arts Group's Public Relations department.

Media Arts Group, Inc. is a leading designer, manufacturer, marketer and branded retailer of fine-art reproductions, art-based home decorative accessories, collectibles and gift products based on the artwork of Thomas Kinkade, Howard Behrens, Simon Bull and Robert Lyn Nelson.